Mail Stop 6010

July 30, 2008

VIA U.S. MAIL

Ms. Sandra Batt
Chief Financial Officer
Hydrogen Engine Center, Inc.
2502 East Poplar Street,
Algona, Iowa 50511

> **Re: Hydrogen Engine Center, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-Q for the quarter ended March 31, 2008**
> **File No. 000-50542**

Dear Ms. Batt:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant